UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SUPERIOR WELL SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86837X 10 5

(CUSIP Number)

David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701
(724) 465-8904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86837X 10 5

1.	Name of Reporting Person: Mark A. Snyder		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,099,684

		8.	Shared Voting Power: 1,452,708 (1)

		9.	Sole Dispositive Power: 1,099,684

		10.	Shared Dispositive Power: 1,452,708 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,552,392 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.9%

14.	Type of Reporting Person (See Instructions): IN

(1)	Of the shares indicated as beneficially owned by Mark A. Snyder, 1,099,684 shares are directly owned by him and 1,332,927 shares are indirectly owned by him through Snyder Associated Companies, Inc., which indirectly owns the 1,332,927 shares through Snyder Industries, Inc. which is a wholly-owned subsidiary of Snyder Associated Companies, Inc. Mr. Mark A. Snyder is a shareholder of Snyder Associated Companies, Inc., serves as its Secretary and is a member of its board of directors. As such, Mr. Mark A. Snyder may be deemed to have voting and dispositive power over the shares indirectly owned by Snyder Associated Companies, Inc. Of the shares indicated as beneficially owned by Mr. Mark A. Snyder, 119,881 shares are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Joint Trust, which indirectly owns the 119,881 shares through Buffalo Valley Real Estate Co., which directly owns the 119,881 shares and which is wholly-owned by the Elmer A. & Annabelle C. Snyder Joint Trust. Mr. Mark A. Snyder is a beneficiary and a trustee of the Elmer A. & Annabelle C. Snyder Joint Trust and serves as an executive officer and director of Buffalo Valley Real Estate Co. As such, he may be deemed to have voting and dispositive power over the shares directly owned by Buffalo Valley Real Estate Co.
Item 1.       Security and Issuer
Superior Well Services, Inc. is the issuer of the class of securities to which this Schedule 13D/A relates (the “Issuer”). The class of securities to which this Schedule 13D/A relates is common stock, par value $0.01 per share (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 1380 Rt. 286 East, Suite #121, Indiana, Pennsylvania 15701.
Item 2.       Identity and Background
     (a)       This Schedule 13D/A is filed by Mark A. Snyder. (the “Filing Party”).
     (b)       The address of the Filing Party is One Glade Park East, P.O. Box 1022, Kittanning, Pennsylvania 16201.
     (c)       The Filing Party is a shareholder of Snyder Associated Companies, Inc., serves as its Secretary and is a member of its board of directors. The Filing Party also serves as an executive officer and director of Buffalo Valley Real Estate Co. The address of Snyder Associated Companies, Inc. is One Glade Park East, P.O. Box 1022, Kittanning, PA 16201.
     (d)       During the last five years, the Filing Party has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e)       During the last five years, the Filing Party has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)       The citizenship of the Filing Party is a United States citizen
Item 3.       Source and Amount of Funds or Other Consideration
     Immediately before the closing of the offering on August 3, 2005, Superior Well Services, Ltd. and Bradford Resources, Ltd. became wholly owned subsidiaries of the Issuer pursuant to the contribution agreement by and among the Issuer, the general and limited partners of Superior Well Services, Ltd., and the general and limited partners of Bradford Resources, Ltd., dated May 3, 2005 (the “Contribution Agreement”). Upon the closing of the transactions contemplated by the contribution agreement, each of the general and limited partners in Superior Well Services, Ltd. and Bradford Resources, Ltd. received shares of common stock the Company in exchange for their respective general and limited partner interests. In connection with the closing of the contribution agreement and prior to the closing of the offering, Bradford Resources, Ltd. distributed $7.2 million to its partners and Superior Well Services, Ltd. distributed $1.9 million to its partners.
     Each of David E. Wallace, the Issuer’s Chief Executive Officer and Chairman of the Issuer’s board of directors, Jacob B. Linaberger, the Issuer’s President, Rhys R. Reese, the Issuer’s Executive Vice President, Chief Operating Officer and Secretary, David E. Snyder, a director, and Mark A. Snyder, a director, were limited partners in Superior Well Services, Ltd. Each of David E. Snyder and Mark A. Snyder are stockholders and executive officers of each former general partner of Superior Well Services, Ltd. and Bradford Resources, Ltd. In addition, each of David E. Snyder and Mark A. Snyder are stockholders and executive officers of Snyder Associated Companies, Inc. Three wholly owned subsidiaries of Snyder Associated Companies, Inc. owned all of the limited partner interests in Bradford Resources, Ltd. prior to the closing of the Contribution Agreement.
     References to, and descriptions of, the Contribution Agreement of the Issuer as set forth in this Item 3 are qualified in their entirety by reference to the Contribution Agreement filed as Exhibit 1.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-124674) filed with the United States Securities and Exchange Commission under the Securities Act of 1933, which is incorporated in its entirety in this Schedule 13D/A.
     In addition, 10,000 restricted shares were granted to Mark A. Snyder pursuant to a Restricted Stock Agreement for Non-Employee Directors under Superior Well Services, Inc.’s 2005 Stock Incentive Plan. These restricted shares are subject to forfeiture restrictions based on the Reporting Person’s remaining a director of the Issuer. If the Reporting Person remains a director of the Issuer for less than one year, the forfeiture restrictions do not lapse with respect to any of the shares. After one year’s service, the forfeiture restrictions lapse with respect to 15% of the shares, 30% after 2 years, 45% after 3 years, 60% after 4 years and 100% after 5 or more years.
Item 4.       Purpose of Transaction
     See Item 3 above.
     As of the date of this Schedule 13D/A, the Filing Party has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Filing Party or his affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that under Nasdaq National Market rules one additional independent director will be appointed to the board of directors of the Issuer;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
Item 5.       Interest in Securities of the Issuer
     (a)       There are currently 23,352,567 shares of Common Stock outstanding. The Filing Party beneficially owns 2,552,392 shares of Common Stock.
     (b)       The Filing Party has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,099,684 shares of Common Stock. Pursuant to his position as a shareholder, director and executive officer of Snyder Associated Companies, Inc., the Filing Party may have the shared power to vote or direct the vote and to dispose or direct the disposition of the 1,332,827 shares of Common Stock beneficially owned by Snyder Associated Companies, Inc. and its wholly owned subsidiary, Snyder Industries, Inc. Additionally, the Filing Party may have the shared power to vote or direct the vote and to dispose or direct the disposition of the 119,881 shares that are indirectly owned by him through the Elmer A. & Annabelle C. Snyder Joint Trust.
     (c)       The Issuer completed an underwritten public offering of 5,290,000 shares of Common Stock on December 12, 2006 at a public offering price of $25.50 per share, which included an aggregate 1,600,000 shares of Common Stock sold by selling stockholders. Mark A. Snyder participated in the public offering as a selling stockholder and sold 100,000 shares of his Common Stock. In addition, Snyder Associated Companies, Inc., through its wholly-owned subsidiary Snyder Industries, Inc., participated in the public offering as a selling stockholder and sold 300,000 shares of Common Stock. Except as for the foregoing sale, the Filing Party has not effected any transactions in the Common Stock during the past 60 days.
     (d)       Other than Snyder Industries, Inc. and Snyder Associated Companies, Inc. and their respective officers and directors, Mark A. Snyder, David E. Snyder and Thomas C. Snyder, the trustees and beneficiaries of the Elmer A. and Annabelle C. Snyder Joint Trust, no other person is known by the Filing Party to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Filing Party.
     (e)       The Filing Party remains as beneficial owners of more than five percent of the Issuer’s Common Stock on the date hereof.
Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.
     To the best of the Filing Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7.       Material to Be Filed as Exhibits
     (a)       Registration Statement on Form S-1 for Superior Well Services, Inc. (File No. 333-124674) incorporate herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 14, 2006

/s/ Mark A. Snyder
Mark A. Snyder